June 18, 2018

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Ms. Sonia Gupta Barros

	Re:	Essential Properties Realty Trust, Inc. (the “Company”)
Registration Statement on Form S-11 (File No. 333-225215)

Acceleration Request
		Requested Date:	Wednesday, June 20, 2018
		Requested Time:	4:00 p.m. Eastern Time

Dear Ms. Barros:

As representatives of the several underwriters of the Company’s proposed initial public offering, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we hereby join the Company’s request that the effective date of the above-referenced Registration Statement be accelerated so that the above-referenced Registration Statement will be declared effective at 4:00 p.m., Eastern Time, on June 20, 2018, or as soon as practicable thereafter.

Pursuant to Rule 460 of the General Rules and Regulations of the Securities and Exchange Commission under the Act, we wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus, dated June 11, 2018, through the date hereof:

Preliminary Prospectus dated June 11, 2018:

1,265 copies to prospective underwriters, institutional investors, dealers and others

The undersigned advises that it has complied and will continue to comply, and that it has been informed by the participating underwriters and dealers that they have complied with and will continue to comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Remainder of Page Intentionally Left Blank]

Very truly yours,

As representatives of the several underwriters

GOLDMAN SACHS & CO. LLC

By:	/s/ Ian Taylor
Name: Ian Taylor Title: Managing Director

CITIGROUP GLOBAL MARKETS INC.

By:	/s/ Scott Eisen
Name: Scott Eisen Title: Managing Director